Filed Pursuant to Rule 433(d)

Registration Statement No. 333-132243-01

May 22, 2007

Final Term Sheet

Issuer:	Tampa Electric Company
Principal Amount:	$250,000,000
Maturity:	May 15, 2037
Coupon:	6.15%
Initial Price to Public:	99.433% per Note
Yield to maturity:	6.192%
Spread to Benchmark Treasury:	+1.20%
Benchmark Treasury:	February 2036
Benchmark Treasury Yield:	4.992%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2007

Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	T+3; May 25, 2007
Ratings*(Moody’s/S&P/Fitch):	Baa2/BBB-/BBB+
CUSIP:	875127 AW2
Joint Book-running Managers	Merrill Lynch, BNY Capital Markets, BNP Paribas
Co-Managers	Fifth Third Securities, Inc., Morgan Keegan & Company, Inc., SG Americas Securities, LLC and Wedbush Morgan Securities, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408, BNY Capital Markets, Inc. at 212-635-8974 or BNP Paribas Securities Corp. at 1-800-854-5674.